# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: VerifyMe, Inc., CIK 0001104038
CUSIP: 92346X206
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 801 International Parkway, Fifth Floor, Lake Mary, Florida (FL), 32746
Date of event which requires filing of this statement: 01/28/2025
Amends the filing with accession number 0001214659-23-008365
Filed by CIK 0000925236
Persons authorized to receive notices and communications: Adam Stedham, 801 International Parkway, Fifth Floor, Lake Mary, Florida (FL), 32746, (585) 736-9400

## Reporting persons
- Marshall S. Geller (CIK 0000925236): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF), other (OO); sole voting power 87,000; shared voting power 663,563; sole dispositive power 52,000; shared dispositive power 663,563; aggregate amount beneficially owned 750,563 (5.9% of the class)
  Comment: The shares reported in rows 8, 10 and 11 above include the following held by the Geller Living Trust, dated July 26, 2002, of which Marshall S. Geller (Mr. Geller) and his spouse are co-trustees: (i) 370,034 shares of Common Stock; (ii) 70,045 shares of Common Stock issuable upon the exercise of warrants that are presently exercisable; (iii) 3,000 shares of Common Stock issuable upon the exercise of options that are presently exercisable; (iv) 68,310 vested RSUs that become payable, on a one-for-one basis, in shares of Common Stock upon separation of Mr. Geller's service as a director of VerifyMe, Inc.; and (v) 152,174 shares of Common Stock that are issuable upon the conversion of a convertible promissory note that is presently convertible. The shares reported in row 9 do not include 35,000 shares of restricted Common Stock that vest on June 5, 2025. The percentage reported in row 13 above is based on (i) 12,354,772 shares of Common Stock issued and outstanding as of January 24, 2025, as reported by VerifyMe, Inc. on Form S-3 filed with the SEC on January 28, 2025, (ii) 70,045 shares of Common Stock underlying warrants to purchase shares of Common Stock, (iii) 3,000 shares of Common Stock underlying option to purchase shares of Common Stock, (iv) 68,310 vested RSUs that become payable, on a one-for-one basis, in shares of Common Stock upon separation of Mr. Geller's service as a director of VerifyMe, Inc., and (v) 152,174 shares of Common Stock that are issuable upon the conversion of a convertible promissory note.
- Geller Living Trust, dated July 26, 2002: type of reporting person: other (OO); citizenship or place of organization: California (CA); source of funds: personal funds (PF), other (OO); sole voting power 0; shared voting power 663,563; sole dispositive power 0; shared dispositive power 663,563; aggregate amount beneficially owned 663,563 (5.2% of the class)
  Comment: The shares reported in rows 8, 10 and 11 above include the following held by the Geller Living Trust, dated July 26, 2002, of which Mr. Geller and his spouse are co-trustees: (i) 370,034 shares of Common Stock; (ii) 70,045 shares of Common Stock issuable upon the exercise of warrants that are presently exercisable; (iii) 3,000 shares of Common Stock issuable upon the exercise of options that are presently exercisable; (iv) 68,310 vested RSUs that become payable, on a one-for-one basis, in shares of Common Stock upon separation of Mr. Geller's service as a director of VerifyMe, Inc.; and (v) 152,174 shares of Common Stock that are issuable upon the conversion of a convertible promissory note that is presently convertible. The percentage reported in row 13 above is based on (i) 12,354,772 shares of Common Stock issued and outstanding as of January 24, 2025, as reported by VerifyMe, Inc. on Form S-3 filed with the SEC on January 28, 2025, (ii) 70,045 shares of Common Stock underlying warrants to purchase shares of Common Stock, (iii) 3,000 shares of Common Stock underlying option to purchase shares of Common Stock, (iv) 68,310 vested RSUs that become payable, on a one-for-one basis, in shares of Common Stock upon separation of Mr. Geller's service as a director of VerifyMe, Inc., and (v) 152,174 shares of Common Stock that are issuable upon the conversion of a convertible promissory note.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Comment: The initial statement on Schedule 13D was filed on June 8, 2023 (the Initial Schedule 13D) by Marshall S. Geller (Mr. Geller) and the Geller Living Trust, dated July 26, 2002 (the Trust, and together with Mr. Geller, the Reporting Persons), relating to the shares of common stock, par value $0.001 per share (Shares) of VerifyMe, Inc., a Nevada corporation (the Issuer). The Initial Schedule 13D, as amended by Amendment No. 1 filed on September 1, 2023, is hereby further amended to report a greater than 1% decrease in the percentage of Shares beneficially owned by the Reporting Persons as a result of the change in outstanding Shares of the Issuer, as reported by the Issuer in its Registration Statement on Form S-3 filed with the Securities and Exchange Commission on January 28, 2025. Unless otherwise indicated herein, there are no material changes to the information set forth in the Initial Schedule 13D, as amended by Amendment No. 1.

## Item 4. Purpose of Transaction
Purpose of transaction: Mr. Geller is the non-executive vice chairman of the Board of Directors of the Issuer. In such capacity, Mr. Geller may, from time to time, discuss or make plans or proposals to the Issuer's management or other members of the Issuer's Board of Directors with respect to the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Except as described in this Item 4, the Reporting Persons do not have any present plans or proposals which relate to or would result in matters referred to in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Depending on market conditions and other factors, the Reporting Persons may purchase the Issuer's Shares, or may sell or otherwise dispose of all or portions of the Shares, if such sales and purchases would be consistent with the Reporting Persons' investment objectives. Mr. Geller is also currently eligible to receive Shares under the terms of certain equity award agreements described in Item 6. The information provided in Item 6 with respect to the equity award agreements is incorporated by reference herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date of this Schedule 13D (Amendment No. 2), Mr. Geller may be deemed to beneficially own, in the aggregate, 750,563 Shares of the Issuer, consisting of 87,000 Shares owned directly by Mr. Geller, 370,034 Shares owned by the Trust, 3,000 Shares issuable upon the exercise of options held by the Trust that are presently exercisable, 70,045 Shares issuable upon the exercise of warrants held by the Trust that are presently exercisable, 152,174 Shares that are issuable upon the conversion of a convertible promissory note that is presently convertible, and 68,310 vested RSUs held by the Trust that become payable, on a one-for-one basis, in Shares upon separation of Mr. Geller's service as a director, which represents approximately 5.9 percent of the issued and outstanding Shares. As of the date of this Schedule 13D (Amendment No. 2), the Trust may be deemed to beneficially own, in the aggregate, 663,563 Shares of the Issuer, consisting of all of the Shares set forth above in this Item 5(a), except the 87,000 shares of Common Stock owned directly by Mr. Geller, which represents approximately 5.2 percent of the issued and outstanding shares of Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: Mr. Geller has sole voting power over 87,000 Shares of the Issuer and has sole dispositive power over 52,000 Shares of the Issuer. Mr. Geller and the Trust share voting and dispositive power over 663,563 Shares of the Issuer.
Transactions in the class effected during the past sixty days: The Reporting Persons have not effected any transactions in securities of the Issuer during the past 60 days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Mr. Geller and the Issuer are parties to a Restricted Stock Award Agreement, dated as of June 5, 2024, pursuant to which the Issuer granted Mr. Geller an aggregate of 35,000 restricted Shares under the Issuer's 2020 Equity Incentive Plan. The restricted Shares will vest in full on June 5, 2025. The restricted Shares were granted by the Issuer to Mr. Geller as compensation for Mr. Geller's services as non-executive vice chairman of the Board of the Issuer. The foregoing descriptions of certain material provisions of the Restricted Stock Award Agreement are qualified, in each case, by the full text of such agreement, which was filed as Exhibit 99.2 to the Initial Schedule 13D. Except as disclosed in Item 6 of the Initial Schedule 13D, as amended by Amendment No. 1 and this Amendment No. 2, there are no contracts, arrangements, understandings or relationships between the Reporting Persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses or the giving or withholding of proxies.

## Signatures
- Marshall S. Geller: /s/ Marshall S. Geller, Marshall S. Geller (01/30/2024)
- Geller Living Trust, dated July 26, 2002: /s/ Marshall S. Geller, Trustee, the Geller Living Trust, Dated July 26, 2002 (01/30/2024)